FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of February 6, 2003

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

6 February 2003

SIGNET LIKE FOR LIKE SALES UP 5.3% IN 2002/03

Sales performance for Signet Group plc (LSE: SIG and Nasdaq NMS: SIGY), the world's largest speciality retail jeweller, for the 13 weeks and year ended 1 February 2003.

13 WEEKS TO 1 FEBRUARY 2003

Total Group sales in the 13 week period were £646.5 million, an increase of 5.8% at constant exchange rates, compared to the 13 week period to 2 February 2002. At actual exchange rates total Group sales were down by 1.3% reflecting the weakening of the US dollar. Group like for like sales increased by 3.9%. The breakdown was as follows:

	Sales		Change on Previous Year
	£m	% of Total	Total	Like for Like
US	447.6	69.2	-3.7% (a)	+4.3%
UK	198.9	30.8	+4.4%	+3.1% (b)
GROUP	646.5	100.0	-1.3% (c)	+3.9%

  At constant exchange rates US total sales increased by 6.4%.
  H.Samuel like for like sales were up by 1.0% and Ernest Jones up by 6.7%.
  At constant exchange rates Group total sales increased by 5.8%.

52 WEEKS TO 1 FEBRUARY 2003

Total Group sales in the 52 weeks to 1 February 2003 were £1,608.2 million, up by 1.9% on the 53 weeks to February 2002 last year. On the basis of a comparable 52 week period Group total sales increased by 7.9% at constant exchange rates (3.4% at actual exchange rates) and like for like sales by 5.3%. The breakdown was as follows:

	Sales		Change on Previous Year
	£m	% of Total	Total	Like for Like
US>	1,134.4	70.5	+0.7%(d)	+5.4%
UK	473.8	29.5	+4.8%(e)	+5.2% (f)
GROUP	1,608.2	100.0	+1.9%(g)	+5.3%

  On a comparable 52 week basis US total sales increased by 8.6% at constant exchange rates (2.2% at actual exchange rates).
  On a comparable 52 week basis UK total sales increased by 6.2%.
  H.Samuel like for like sales were up by 2.6% and Ernest Jones up by 9.4%.
  On a comparable 52 week basis Group total sales increased by 7.9% at constant exchange rates (3.4% at actual exchange rates).

Terry Burman, Group Chief Executive, commented "The 5.3% increase in full year like for like sales reflects further encouraging progress in both markets and builds on the Group's consistent growth record.

The fourth quarter saw another solid advance in like for like sales. The US business, which had a particularly strong December, significantly outperformed the jewellery sector and continued to gain market share. The UK division delivered a relatively robust performance against the background of a challenging market place and demanding comparatives".

Enquiries:	Terry Burman, Group Chief Executive	}	+44 (0) 20 7399 9520
	Walker Boyd, Group Finance Director	}

	Mike Smith, Brunswick	}	+44 (0) 20 7404 5959
	Tim Grey, Brunswick	}

Signet operated 1,659 speciality retail jewellery stores at 1 February 2003; these included 1,050 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 609 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com.

The Preliminary Results for the 52 weeks ended 1 February 2003 will be announced at 12.00 noon GMT on Wednesday 26 March 2003. On that day there will be an analysts' presentation at 2.00 p.m. GMT (9.00 a.m. Eastern Time and 6.00 a.m. Pacific Time) and simultaneous audio and video webcasts available at www.signetgroupplc.com. The dial-in details for the presentation are:

UK dial-in:	+44 (0) 20 7984 7576
US dial-in:	+1 719 457 2621

UK 48 hr. replay:	+44 (0) 20 7984 7578	Pass code:	163387
US 48 hr. replay:	+1 719 457 0820	Pass code:	163387

This release includes certain forward-looking information that is based upon management's beliefs as well as on assumptions made by, and data currently available to, management. This information, which has been, or in the future may be, included in reliance on the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, is subject to a number of risks and uncertainties, including but not limited to the factors identified in the Company's filings with the U.S. Securities and Exchange Commission, including its 2001/02 Annual Report on Form 20-F filed with the Commission on May 16, 2002. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                   SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                            Title: Group Finance Director

Date:   February 6, 2003